UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Act of 1934

Date of Report: September 27, 2002
(Date of earliest event reported)

Hawk Corporation
(Exact name of registrant as specified in its charter)

Delaware	**001-13797**	**34-1608156**
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification Number)

200 Public Square, Suite 30-5000, Cleveland, Ohio, 44114
(Address of principal executive offices including zip code)

(216) 861-3553
(Registrant's telephone number, including area code)

ITEM 5. OTHER EVENTS

On September 27, 2002, Hawk Corporation entered into a commitment letter with J.P. Morgan Business Credit Corp., JPMorgan Chase Bank, Fleet Capital Corporation and PNC Bank, National Association with respect to a new senior secured credit facility, the terms and conditions of which are described in the Summary of Terms and Conditions attached as an exhibit to this Form 8-K. The following is a summary of the principal terms and conditions of the new credit facility, which summary is qualified in its entirety by reference to the attached Summary of Terms and Conditions.

We expect to enter into the new credit facility concurrently with the closing of our pending offer to exchange each $1,000 of our 101/4% Senior Notes due 2003 ("Old Notes") for $1,025.63 in principal amount of our new 12% Senior Notes due 2006 ("New Notes") and the related consent solicitation, all as described in the Registration Statement on Form S-4 (Registration No. 333-90556) we recently filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

We expect to use the proceeds of the new credit facility to pay off our existing senior secured credit facility in full, pay transaction costs associated with the new credit facility and the exchange offer, provide for our future working capital needs and for general corporate purposes.

We expect the new credit facility to have a maximum commitment of $53.0 million and to mature no later than the earlier of four years from closing or 120 days prior to the maturity date of the New Notes. We expect the new credit facility to be comprised of a revolving line of credit of up to $50.0 million and a capital expenditure facility of up to $3.0 million in the aggregate. Draws under the capital expenditure facility may finance 80% of the cost of equipment purchased after December 31, 2002. At the end of each calendar year, beginning December 31, 2003, we expect the principal amount of all loans under the capital expenditure facility borrowed during the applicable calendar year to begin to amortize on a seven year, straight-line basis.

In addition, we expect the interest rates on the new credit facility to range from 225 to 325 basis points over the London Interbank Offered Rates ("LIBOR"), or alternatively, 0 to 50 basis points over the prime rate on all loans other than capital expenditure loans and loans based on the fixed assets of Hawk and its U.S. subsidiaries, and from 275 to 375 basis points over LIBOR, or alternatively, 50 to 100 basis points over the prime rate on all capital expenditure loans and fixed asset loans. We expect that the initial interest rate on all loans except capital expenditure loans and loans based on the fixed assets of Hawk and its U.S. subsidiaries will be LIBOR plus 250 basis points, or alternatively, 0 basis points over the prime rate, and that any capital expenditure loans and fixed asset loans will have an initial interest rate of LIBOR plus 300 basis points, or alternatively, 50 basis points over the prime rate. We expect that the initial interest rates will be in effect until the earlier of March 31, 2002, or the completion of our audited financial statements for the year ended December 31, 2002. We expect to have the ability to choose whether the interest rate on each loan is based on LIBOR or the prime rate, subject to customary restrictions.

We expect that availability to borrow under the new credit facility will be subject to a borrowing base, the applicable terms of which will provide that our total borrowing may not exceed the sum of:

- 85% of our eligible accounts receivable, plus

- the lesser of (a) 65% of the cost of our eligible inventory which is not work-in-process, and 25% of the cost of eligible inventory which is work-in-process, with eligible work-in process limited to $4.0 million, (b) 85% of the appraised net value of our inventory, and (c) $15.0 million, plus

- the lesser of (a) 81% of the sum of the appraised net forced liquidation value of the machinery and equipment of Hawk and its U.S. subsidiaries plus the appraised net liquidation value of the real property of Hawk and its U.S. subsidiaries and (b) $13.0 million.

We expect availability based on the third bullet point of the foregoing borrowing base description to be reduced monthly on a straight line basis on a seven year straight-line amortization beginning March 31, 2003.

We expect the new credit facility to be collateralized by a security interest in our domestic subsidiaries' accounts receivable, inventory, equipment and real estate and other assets, and by a pledge of the stock of all of our U.S. subsidiaries and some of the stock of our foreign subsidiaries. Restrictive terms of the new credit facility will require that we maintain specified financial ratios, including leverage and fixed charge coverage ratios, achieve earnings before interest, taxes, depreciation and amortization ("EBITDA") for 2002 equal to 95% of the projected 2002 EBITDA that we provided to the new lenders, and comply with other loan covenants. In addition, we expect that the new lenders will have the right to demand the redemption or refinancing of any unexchanged Old Notes no later than 60 days after the date of their demand, which demand may be made on or at any time after June 1, 2003. Any redemption will have to be in satisfactory in form and substance to the new lenders.

We also expect that the closing of the new credit facility will be conditioned on:

- completion of the exchange offer, in an amount and having terms, conditions, covenants and a maturity date satisfactory to the new lenders in their sole discretion.

- achieving EBITDA for the months of August and September, 2002 equal to 95% of the projected August and September EBITDA we provided to the new lenders, and

- our having minimum availability on the closing date under the revolving line of credit of not less than $9.0 million.

At present, we expect to be able to satisfy these conditions. In addition to the described conditions, the funding of the new credit facility will be subject to customary terms and conditions, including completion of due diligence by the new lenders.

Statements regarding our expectations of the terms, conditions and covenants of the new credit facility are forward-looking statements. Because the actual terms of the new credit facility will be set forth in definitive agreements that have not been finalized, the actual terms, conditions and covenants of the new credit facility may differ from those described in this summary and the attached Summary of Terms and Conditions. Those differences may be material and on terms less favorable to us than those described. The exchange offer and consent solicitation are subject to our ability to replace our existing credit facility with the new credit facility on terms satisfactory to us in our sole discretion. We cannot assure you that we will be able to refinance our existing credit facility by the expiration date of the exchange offer or any extension of that date.

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ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

(a)   Not applicable.

(b)   Not applicable.

(c)   Exhibits:

    10.1   Summary of Terms and Conditions to Senior Secured Credit Facilities dated September 27, 2002 issued to Hawk Corporation by J.P. Morgan Business Credit Corp., JPMorgan Chase Bank, Fleet Capital Corporation and PNC Bank, National Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 1, 2002

HAWK CORPORATION

By: /s/ Thomas A. Gilbride

Thomas A. Gilbride,
Vice President – Finance
and Treasurer

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EXHIBIT INDEX

Exhibit Number	Description
10.1	Summary of Terms and Conditions to Senior Secured Credit Facilities dated September 27, 2002 issued to Hawk Corporation by J.P. Morgan Business Credit Corp., JPMorgan Chase Bank, Fleet Capital Corporation and PNC Bank, National Association